FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Alfadan, Inc.

Commission File No. 024-11494

Florida

(State or other jurisdiction of incorporation or organization)

Alfadan, Inc

3350 SW 139 Ave.

Miramar, FL 33027

(786) 280-1246

82-3485153

Employer Identification Number

Part I. Management’s Discussion and Analysis

In this report, the term “Alfadan,” “we,” “us,” “our,” or “the Company” refers to Alfadan, Inc. You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this semi-annual report. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Overview

Alfadan, Inc., incorporated in the State of Florida on October 13, 2017, has designed a revolutionary four piston high performance outboard engine that provides greater horsepower with less weight and displacement. Alfadan will provide its customers with a series of marine specific engines ranging from 450 horsepower (HP) to 1,050 HP (each of which will use most of the same parts and internal components). We plan to sell our engines to boat manufacturers, brokers and resellers who will market and sell to recreational boaters.

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The Company is a startup and has not generated revenue to date. Consequently, we have incurred losses from operations and have had negative cash flows. The Company’s current operating plan indicates that it will continue to incur losses from operations an generate negative cash flows from operating activities due to ongoing expenditures related to the completion of the development of its four piston high performance outboard engine.

Our ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

Results of Operations for the Six Months Ended June 30, 2021

As of June 30, 2021, the Company had retained deficit of $1,192,943, and incurred a net loss of $327,311 for the six months ended June 30, 2021. As of June 30, 2020, the Company had retained deficit of $865,632, incurred a net loss of $120,204. We expect our retained deficit and net losses to continue until we begin manufacturing and selling our outboard engines. See “Plan of Operations” for details on our anticipated timeline for developing our engine.

During the period ended June 20, 2021, we spent $250,837 on salaries and wages compared with $20,125 as of June 30, 2020. As the Company had limited funds, $110,837 of the salaries and wages were paid in cash; $30,000 from the Regulation CF raise of 2020 and $30,000 from the Regulation A raise of 2021. The remaining $140,000 of salaries and wages were paid in shares of the Company’s commons stock of which $70,000 (35,000 shares) were paid to the CEO and $70,000 (35,000 shares) were paid to the CFO. The shares were valued at $140,000 ($70,000 to each the CEO and CFO) based on the stock price in the Company’s active Regulation A offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

Our general and administrative expenses increased to $76,474 from $24,481 for the periods ending June 30, 2021 and 2020, respectively. The increase in general and administrative expenses are attributable to professional fees of Regulation CF in 2020and under Regulation A beginning June 2021. We have not yet generated operating revenues. As of June 30, 2021, we had $104,424 cash on hand. See also “Liquidity and Capital Resources,” below.

Fiscal Year ended December 31, 2020 and December 31, 2019

Our activities since inception have consisted of formation, research and develop of technology related to our i4 outboard engine, and preparations to raise capital. Our net loss for the fiscal year ended December 31, 2020 (FYE 2020) was $872,836 compared to a net loss of $25,346 for fiscal year end December 31, 2019 (FYE 2019). In 2019, we received $25,000 in the form of a second grant from the National Science Foundation (“NSF”) for the purpose of developing a free piston engine. Our initial grant of $199,249 was received in 2018 and both grants have been used to fund the development of our i4 free piston engine design. During FYE 2019, our research and development expenses were $4,237 because the Company was operating with limited funds. However, we were able to increase our funding of research and development in 2020 to $423,348 because of the success of the Regulation Crowdfunding. The lack of funds in 2019 did not hinder or delay the development of the i4 engine as work progressed with an eye towards success in raising the required funds.

Between May 5, 2020, and November 5, 2020, the Company raised an additional $1,069,931, less $110,392 in offering expenses, through an offering under Regulation Crowdfunding. On May 4, 2021, the Company received the last disbursement of proceeds from that offering in the amount of $7,555.45. Those funds are currently being used to develop the prototype of our basic i4 engine. We will need substantial capital in order to complete development of the prototype ready for production. As we prepare our basic prototype and then commence production, we anticipate that our operating expense will continue to rise. See below, “Plan of Operations,” for a more detailed discussion regarding our plans and the related costs.

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Liquidity and Capital Resources

The Company has used all of the funds it received as a grant from the NSF. As of FYE 2019, we have $611 in cash and cash equivalents. As discussed above, during 2020 the Company raised $1,069,931, less $110,392 in offering expenses, pursuant to an offering of its Common Stock in reliance on Regulation Crowdfunding. The net proceeds from this offering, $959,539, have been used to fund working capital and research and development with MAHLE Powertrain.

Between March 1, 2020, and February 2, 2021, the Company has paid MAHLE Powertrain $430,350 for engineering costs related to the development of our outboard engine. As of December 31, 2020, of the net proceeds of approximately $959,539 received from the Regulation Crowdfunding raise, $423,348 were used for research and development, $293,543 were used for salaries and wages and $157,945 were used for general and administrative expenses.

In our current offering under Regulation A (the “Offering”), we anticipate raising funds for Phase 1 of the work to be performed by MAHLE Powertrain, LLC, pursuant to our Master Services Agreement (“MSA”) and Statement of Work (“SOW”), both of which are dated April 27, 2020, and incorporated by reference to our Offering Statement on Form 1-A. See the Exhibit Index, below, for details. Depending on the amount raised in this current Offering, we will use these funds to complete Phase 1 of our engine’s development. If we raise the maximum amount of $5,000,000, less offering expenses, for an estimated total of $4,434,800, we would have funds sufficient to cover approximately $600,000 of working capital and approximately $3,384,800 of research and development expenses associated with the first three stages of development of our engine pursuant to the MSA and SOW.

Through September 11, 2021, StartEngine Crowdfunding, Inc. (“StartEngine”), disbursed $201,618 of shareholders subscriptions to the Company related to Reg A. Gross disbursement amounted to $314,420 which was reduced by (i) $50,000 for StartEngine for marketing fees, (ii) $49,141 for StartEngine fees and (iii) $18,205 of reserves. As of June 30, 2021 StartEngine, owed the Company $114,676 in funds through their platform for shareholders subscriptions (subscriptions receivable) that were being processed. From January 1, 2021 through June 30, 2021, no fees from either Regulation CF or Regulation A were paid to fund Phase 1 of the work under our MSA and SOW with MAHLE Powertrain. From July 1, 2021 through September 11, 2021, $150,000 from Regulation A were paid to fund Phase 1 of the work under our MSA and SOW with MAHLE Powertrain.

For a detailed discussion regarding our estimated funding requirements going forward, please see “Sources of Liquidity,” immediately below.

Sources of Liquidity

We have very limited financial resources. We estimate a monthly cash requirement of approximately $1.3 million, exclusive of capital expenditures, for R&D and manufacture of inventory for the first 13 months of operations. We will need to raise substantial additional capital to support the operation and ensure market penetration of our outboard engines including the development of national advertising relationships, increases in operating costs resulting from additional staff and office space until such time as we generate revenues sufficient to support operations. We believe that in the aggregate, we will require several millions of dollars to (i) support and expand the marketing and development of our outboard engines, (ii) provide capital expenditures for additional equipment and development costs, (iii) office space and systems for managing the business and (iv) cover other operating costs until our planned revenue streams from sales of outboard engines are fully implemented and begin to offset our operating costs.

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We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected. As of June 30, 2021, the Company had $4,133 of liabilities.

The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan and raise the funds necessary to complete research and development and, ultimately, a prototype. Management’s plans with regard to this going concern are as follows: the Company will continue to raise funds with third parties by way of a public or private offerings, and management will be working aggressively to increase the viewership of our outboard engines by promoting them across other mediums which we anticipate will result in additional funding of the Company. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Trend Information

The trend from boat manufacturers is to build longer and wider boats which will require engines with greater HP. If larger outboard engine manufacturers begin to focus on designing greater HP engines, this could materially affect our first to market product line of greater HP engines.

Also, there have been several unsuccessful attempts to develop electrical outboard engines but, the battery technology has been difficult to compress to the boat size restrictions and when the batteries are adapted to the boat size, there is insufficient HP to move a boat.

Lastly, the COVID pandemic, if not properly managed, will have an impact on Resellers since customers will be less willing to visit stores for fear of infection. Also, the pandemic has caused the cancellation of boat shows and trade events; if the COVID pandemic continues, and events continue to be cancelled, it could have a material effect on the primary source of brand awareness for our engines and hence our marketing efforts.

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Part 2. OTHER INFORMATION

None.

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements for the years ended December 31, 2020 and 2019, and included in the Company’s Offering Circular dated June 4, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Alfadan, Inc.

(a Florida corporation)

Financial Statements for the Six Months Ended June 30, 2020 (UNAUDITED)

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Alfadan, Inc.
Balance Sheets
As of
	June 30,	December 31,
	2021	2020
Assets	(unaudited)	(audited)
Current assets
Cash	$104,424	$88,455
Subscriptions receivable	114,676	108,349
Total current assets	219,100	196,804

Other Assets
Website development costs (net)	9,168	11,218
Patents (net)	18,313	18,998
Total other assets	27,481	30,216

Total assets	$246,582	$227,020

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$1,000	$-
Accrued income tax liabilities	3,133	3,133
Commitments and contingencies	-	-
Total liabilities	4,133	3,133

Stockholders’ equity
Additional paid in capital	1,418,893	1,073,221
Retained (deficit) / earnings	(1,192,943)	(865,632)
Total stockholders’ equity	242,448	223,887
Total liabilities and stockholders’ equity	$246,582	$227,020

See accompanying notes, which are an integral part of these financial statements.

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Alfadan, Inc.
Statements of Operations

	For the six months ended
	June 30,	June 30,
	2021	2020
	(unaudited)	(unaudited)
Expenses
Salaries & Wages	$250,837	$20,125
General and administrative	76,474	24,481
Research and development	-	77,598
Total expenses	327,311	122,204

Other Income and (Expenses)
Other Income	-	2,000
Income tax benefit (expense)	-	-
Total Other Income and (Expenses)	-	2,000

Net loss	$(327,311)	$(120,204)

Weighted average number of common shares outstanding
Basic and diluted	16,305,457	5,803,619

Basic and diluted net loss per share	$(0.02)	$(0.02)

See accompanying notes, which are an integral part of these financial statements.

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Alfadan, Inc.
Statements of Cash Flows

	For the six months ended
	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net Income	$(327,311)	$(120,204)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Stock issued for patent purchase	-	29,881
Amortization	2,735	475
Changes in operating assets and liabilities
Other current assets	(6,327)	(13,505)
Accounts payable	26,000	-
Payroll liability	-	(116)
Net cash provided by (used in) operating activities	(304,903)	(103,468)

Cash flows from investing activities
Patents costs	-	(10,220)
Net cash used in investing activities	-	(10,220)

Cash flows from financing activities
Proceeds from issuance of common stock	382,085	240,461
Payment of capital raise costs	(36,213)	(28,304)
Net cash provided by financing activities	345,873	212,127

Net cash increase/(decrease) for period	40,969	98,438

Cash at beginning of period	88,455	611
Cash at end of period	$129,424	$99,049

Supplemental disclosure
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activity:
Shares issued for intellectual property purchase	$-	$29,881

See accompanying notes, which are an integral part of these financial statements.

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Alfadan, Inc.
Statements of Stockholders’ Equity
For the six months ended June 30, 2021 and June 30, 2020

			Additional	Accumulated
	Common Stock		Paid-in	Earnings	Stockholders’
	Shares	Amount	Capital	(Deficit)	Equity

Balances, December 31, 2020	16,298,206	$16,298	$1,073,222	$(865,633)	$223,887

Shares for assets	-	-	-	-	-
Gross cash issuances	128,191	128	295,446	-	295,574
Broker compensation	2,564	3	(3)	-	-
Offering costs	-	-	(45,451)	-	(45,451)
Compensation shares	70,000	70	139,930	-	140,000
Net loss	-	-	-	(352,311)	(352,311)
Balances, June 30, 2021	16,498,961	$16,499	$1,463,144	$(1,217,944)	$261,699

			Additional	Accumulated
	Common Stock		Paid-in	Earnings	Stockholders’
	Shares	Amount	Capital	(Deficit)	Equity

Balances, December 31, 2019	-	$-	$100	$7,203	$7,303

Shares for assets	29,851	30	29,851	-	29,881
Gross cash issuances	270,262	270	240,161	-	240,431
Offering costs	-	-	(28,304)	-	(28,304)
Founders’ shares	15,000,000	15,000	(15,000)	-	-
Net loss	-	-	-	(120,204)	(120,204)
Balances, June 30, 2020	15,300,113	$15,300	$226,808	$(113,001)	$129,107

See accompanying notes, which are an integral part of these financial statements.

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Alfadan, Inc

Notes to the Financial Statements

June 30, 2021 and December 31, 2020

Note 1 – Summary of Business Operations and Significant Accounting Policies

Nature of Operations and Business Organization

Alfadan, Inc. (“Alfadan”, “we”, “our”, “us”, or “Company”) is a corporation formed under the laws of the state of Florida on October 13, 2017. The Company has designed a revolutionary 4 piston high performance outboard engine that provides greater horsepower with less weight and displacement.

The Company will serve three major constituents: (1) boat manufacturers, (2) brokers, and (3) resellers.

Basis of Presentation

The accompanying financial statements include the accounts of Alfadan, Inc. and have been prepared in accordance with accounting principles generally accepted in the United States.

Business Segment

The Company does not have an operating segment. The Company is conducting research and development of its revolutionary 4 piston high performance marine outboard engine. Once the Company is operational, it operating segment will be outboard engines and accessories.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These differences could have a material effect on the Company’s future results of operations and financial position. Significant items subject to estimates and assumptions include certain revenues, the allowance for doubtful accounts, the fair value of investments, the carrying amounts of intangible assets, depreciation and amortization, the valuation of stock options and deferred income taxes.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently is developing products for commercialization, but there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at June 30, 2021 and December 31, 2020.

Website Development Costs

The Company accounts for website development costs in accordance with Accounting Standards Codification (ASC) 350-50 “Website Development Costs”. Accordingly, all costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage that meet specific criteria are capitalized and costs incurred in the day-to-day operation of the website are expensed as incurred. All costs associated with the websites are subject to straight-line amortization over a three-year period. As of June 30, 2021, and December 31, 2020, website development costs were $9,168 and $11,218, respectively.

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Software Development Costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application in accordance with guidelines established by ASC 985-20-25 “Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed,” requiring certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Amortization of the capitalized software development costs begins when the product is available for general release to customers. Capitalized costs are amortized based on the straight-line method over the remaining estimated economic life of the product. No software development costs, or related costs were incurred at June 30, 2021 and December 31, 2020.

Property Plant & Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed by the straight-line method over the estimated useful lives

Patents Costs

Intangible assets, including patents, are capitalized when a future benefit is determined. Intangible assets are amortized over the anticipated useful live of the intangible asset.

Impairment of Intangible Assets

In accordance with ASC 350-30-65 “Goodwill and Other Intangible Assets”, the Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review include the following:

1.	Significant underperformance compared to historical or projected future operating results;
2.	Significant changes in the manner or use of the acquired assets or the strategy for the overall business; and
3.	Significant negative industry or economic trends.

When the Company determines that the carrying value of an intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent to the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows. Intangible assets that have finite useful lives are amortized over their useful lives. The Company incurred amortization expense related to its intangible assets of $2,735 and $475 during the six months ended June 30, 2021 and 2020, respectively.

Reclassification

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassification has no impact on the total assets, total liabilities, stockholders’ equity and net loss for the period.

Revenue Recognition – Other Income

For the period ending June 30, 2020, the Company received SBA Economic Injury Disaster Loan (EIDL) Emergency Advance. The EIDL Emergency Advance loan does not have to be repaid and the amount received during the period ending June 30, 2020 was $2,000 and is included in Other Income and Expenses.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

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Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

We will generate our revenues from sales directly to customers as well as through other distribution channels of boat manufacturers, brokers and resellers throughout the world. We will also generate revenue from sales of spare parts and replacements parts.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of December 31, 2020, the Company’s income tax returns for tax years ending December 31, 2020, 2019 and 2018 remain potentially subject to audit by the taxing authorities.

Alfadan, Inc. follows the guidance of ASC 740, “Income Taxes.” Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No current tax provision has been made in the accompanying statement of income (loss) because no taxes are due currently or were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

Our effective tax rate was 26% for the six months ended June 30, 2021, and 2020.

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Research and Development Expense

Research and development consist of direct labor and materials, engineering, computer aided designs (CAD), lab supplies, etc. related to the research and development of outboard engines. Research and Development Expenses are $0 and $77,598 for the six months ended June 30, 2021, and 2020, respectively.

Marketing Expense

Marketing expense in the amounts of $3,800 and $21,667 are included in General and administrative expenses for the six months ended June 30, 2021, and 2020, respectively. Marketing expense consists primarily of expenses related to social media advertising, participation in industry conferences and public relations expenses. Expenses related to participation in industry conferences and public relations expenses were reduced to $0 during the six months ended June 30, 2021, and 2020 due to cancellation of events and limited travel because of the COVID-19 pandemic restrictions.

Fair Value of Financial Instruments

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1:	Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:	Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial instruments consist principally of cash, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The carrying amounts approximate fair value. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations since its contracts generally have an original expected term of one year or less and the Company recognizes revenues at the amount to which it has the right to invoice for services performed.

The Company applies a practical expedient, as permitted within ASC 340, to expense as incurred the incremental costs to obtain a contract when the amortization period of the asset that would have otherwise been recognized is one year or less.

Leases

The Company utilizes operating leases for its offices. The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s contractual obligation to make lease payments under the lease. Operating leases are included in operating lease right-to-use assets, non-current, and operating lease liabilities current and non-current captions in the balance sheets.

Operating lease right-to-use assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. Lease agreements may contain periods of free rent or reduced rent, predetermined fixed increases in the minimum rent and renewal or termination options, all impacting the determination of the lease term and lease payments to be used in calculating the lease liability. Lease cost is recognized on a straight-line basis over the lease term. The Company uses the implicit rate in the lease when determinable. As most of the Company’s leases do not have a determinable implicit rate, the Company uses a derived incremental borrowing rate based on borrowing options under its credit agreement. The Company applies a spread over treasury rates for the indicated term of the lease based on the information available on the commencement date of the lease.

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As of June 30, 2021, and 2020, the Company incurred office lease expenses of $0 and $0, respectively. The Company’s previous office was closed, and rent expense associated with the Miramar, Florida office location has ceased. It is anticipated that during 2022, the Company will enter into office and equipment leasing arrangements and apply the aforementioned guidance.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. As no potentially dilutive items exist as of June 30, 2021, and 2020, and the Company is in a net loss position for both years then ended, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Policies Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-9, “Revenue from Contracts with Customers.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-9 by one year. As a result, the amendments in ASU 2014-9 are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Additional ASUs have been issued that are part of the overall new revenue guidance, including: ASU No. 2016-8, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU No. 2016-10, “Identifying Performance Obligations and Licensing,” and ASU 2016-12, “Narrow Scope Improvements and Practical Expedients.”

The new revenue recognition standard prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. The new model requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time for each of these obligations. We adopted the requirements of the new standard effective January 1, 2018 and will use the modified retrospective adoption approach.

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue at a point in time since the grant awards intervals have to be approved and qualified by the National Science Foundation, receipt of the grant is no assured until received. In the future, as the Company generates revenues from the sales of outboard engines, revenues will still be recognized at a point in time because at the point of sale, control over the asset passes to our customer and there are no more outstanding performance obligations to be satisfied for our outboard engines that are distributed to our customers, which is consistent with our current revenue recognition model. In addition, the number of performance obligations under the new standard is not materially different from our contract segments under the existing standard. Lastly, the accounting for the estimate of variable consideration is not materially different compared to our current practice.

Hedge Accounting. In August 2017, the FASB amended the existing accounting guidance for hedge accounting. The amendments require expanded hedge accounting for both non-financial and financial risk components and refine the measurement of hedge results to better reflect an entity’s hedging strategies. The new guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The new guidance must be adopted as of January 1, 2019 using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date.

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There is no impact to our results as we do not have hedging instruments. We do not have existing hedging relationships, nor do we have hedging instruments that have not expired, been sold, terminated or exercised. We have not removed the designation of a hedging relationship.

Leases. In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We adopted this guidance as of January 1, 2019 The Company elected available practical expedients permitted under the guidance, which among other items, allow the Company to (i) carry forward its historical lease classification, (ii) not reassess leases for the definition of “lease” under the new standard, (iii) utilize a discount rate as of the effective date and (iv) not record leases that expired or were terminated prior to the effective date. Accordingly, the Company recorded no operating lease Right-to-Use asset and no operating lease liability at the adoption date.

Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued new guidance on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable, and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This update is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods. Early adoption is permitted for annual periods beginning after December 15, 2018, including interim periods within those annual periods. The new guidance must be adopted as of January 1, 2019 using a modified retrospective transition with a cumulative effect adjustment of $0 recorded to opening retained earnings as of the initial adoption date.

Note 2 - Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2021, the Company had retained deficit of $1,192,943, incurred a net loss of $327,311 for the six months ended June 30, 2021, has working capital of $214,967 as of June 30, 2021, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We have very limited financial resources. We estimate a monthly cash requirement of approximately $1.3 million, exclusive of capital expenditures, for R&D and manufacture of inventory for the first 13 months of operations. We will need to raise substantial additional capital to support the operation and ensure market penetration of our outboard engines including the development of national advertising relationships, increases in operating costs resulting from additional staff and office space until such time as we generate revenues sufficient to support operations. We believe that in the aggregate, we will require several millions of dollars to (i) support and expand the marketing and development of our outboard engines, (ii) provide capital expenditures for additional equipment and development costs, (iii) office space and systems for managing the business and (iv) cover other operating costs until our planned revenue streams from sales of outboard engines are fully implemented and begin to offset our operating costs. Our failure to obtain additional capital to finance our working capital needs on acceptable terms, will negatively impact our business, financial condition and liquidity. As of June 30, 2021, the Company had $4,133 of liabilities.

Management’s plans with regard to this going concern are as follows: the Company will continue to raise funds with third parties by way of a public or private offerings, and management will be working aggressively to increase the viewership of our outboard engines by promoting them across other mediums which we anticipate will result additional funding of the Company. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan and raise the funds necessary to complete research and development and, ultimately, a prototype. Management believes that the actions presently being taken to further implement its business plan and generate additional funds and revenues provide the opportunity for the Company to continue as a going concern. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Note 3 – Other Assets

Patents

Patents are amortized over a fifteen-year period. During the year ended December 31, 2019, the Company incurred $10,335 in patent costs and on April 21, 2020, Mr. Alberto Araujo, the Company’s CEO and Chairman, assigned the patents to the outboard engines to the Company in exchange for 29,851 shares of the Company’s common stock. The shares were valued at $29,881 of which $10,220 was capitalized as patent costs and the balance of $19,661 was expensed as officer’s compensation for patent development costs which were determined to not be capitalizable and included in salaries and wages.

Patents are composed of the following:

	Patent Costs	Amortization	Balance
2020	$20,555	$1,557	$18,998
Balance December 31, 2020	20,555	1,557	18,998
2021	-	685	(685)
Balance June 30, 2021	$20,555	$2,242	$18,313

During the year ended December 31, 2020, the Company acquired patents of $10,220 from the Company’s CEO.

	Patent Costs	Amortization	Balance
2019	$10,335	$394	$9,941
Balance December 31, 2019	10,335	394	9,941
2020	10,220	475	9,745
Balance June 30, 2020	$20,555	$869	$19,686

Website development costs

Website development costs are amortized over a three-year period. During the six months years ended June 30, 2021 and 2020, the Company incurred $0 and $0, respectively, in website development costs.

Website development costs are composed of the following:

	Website Development Costs	Amortization	Balance
December 31, 2020	$12,300	$1,082	$11,218
Balance December 31, 2020	12,300	1,082	11,218
June 30, 2021	-	2,050	(2,050)
Balance June 30, 2021	$12,300	$3,132	$9,168

	Website Development Costs	Amortization	Balance
December 31, 2019	$-	$-	$-
Balance December 31, 2019	-	-	-
June 30, 2020	-	-	-
Balance June 30, 2020	$-	$-	$-

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Website development costs were incurred in July and October 2020 for a total of $12,300.

This capitalization of these costs fall within the scope of ASC 350-50-25-15 wherein costs of upgrades and enhancements should be capitalized as they will result in added functionality of the website.

Website development costs are amortized on a straight-line basis over their expected useful lives, estimated to be 3 years.

Amortization expense related to patents and website development costs were $2,735 and $475 for the six months ended June 30, 2021, and 2020, respectively.

Subscription receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivable is not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

As of June 30, 2021, StartEngine Crowdfunding, Inc. (“StartEngine”), equity crowdfunding platform, is assisting the Company in raising $6.75 million through Regulation A (Reg A). The Reg A equity raise commenced on June 4, 2021 and StartEngine owed the Company $114,676 in funds through their platform for shareholders subscriptions that were being processed.

As of December 31, 2020, StartEngine Crowdfunding, Inc. (“StartEngine”), equity crowdfunding platform, assisted the Company in raising $1.07 million through Regulation Crowdfunding (Reg CF). The Reg CF equity raise was closed as of November 5, 2020 and StartEngine owed the Company $108,349 in funds through their platform for shareholders subscriptions that were being processed. The subscription receivable was fully disbursed to the Company through May 5, 2021.

Note 4 – Income Taxes

Alfadan follows the guidance of ASC 740, “Income Taxes”. Deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry- forwards. Deferred tax asset attributable to the net operating loss carry-forward has been recognized.

The provision for income taxes consists of the following components for the period ended June 30, 2021, and the year ended December 31, 2020:

	June 30,	December 31,
	2021	2020
Current	$0	$0

The effective tax rates for the periods ending June 30, 2021 and December 31, 2020 were computed by applying the federal and state statutory corporate tax rates as follows:

	June 30,	December 31,
	2021	2020
Statutory Federal income tax rate	(21.0)%	(21.0)%
State taxes, net of Federal	(5.0)%	(5.0)%
Permanent difference	(0.3)%	(0.3)%
Valuation allowance	26.3%	26.3%
	-%	-%

The net operating loss (“NOL”) carry-forward balance as of June 30, 2021, and December 31, 2020, was $1,069,000 and $742,000, respectively. The Company has a deferred tax asset of approximately $278,000 as of June 30, 2021, resulting from its net operating loss carryforwards. Management has reviewed the provisions of ASC 740 regarding assessment of their valuation allowance on deferred tax assets and based on that criterion determined that a full valuation allowance is required and, therefore, its net deferred tax assets are $0 and $0 as of June 30, 2021, and December 31, 2020, respectively.

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Note 5 – Stockholders’ Equity

Common Stock

The Company has authorized 500,000,000 shares of $0.001 par value common stock and has 16,498,961 and 16,298,206 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.

On April 21, 2020, the Company adopted the amended articles of incorporation increasing the authorized stock in the corporation from 1,000 shares of $0.001 par value common stock to 500,000,000 shares of $0.001 par value common stock.

On April 21, 2020 29,851 shares of the Company’s common stock were issued to Alberto Araujo, Chief Executive Officer and Chairman, for the assignment of the patents to Alfadan. Patents are amortized, over a fifteen-year period. The shares were valued at $29,881 based on the stock price in the Company’s active Regulation Crowdfunding offering at the time of the issuance, of which $10,220 was capitalized as patent costs and the balance of $19,661 was expensed as officer’s compensation for patent development costs which were determined to not be capitalizable and included in salaries and wages.

On April 21, 2020, 10 million shares of common stock of the Company were issued to Alberto Francisco Araujo, the Company’s Chairman and Chief Executive Officer, as founders’ shares for the incorporation of the Company.

On April 21, 2020, 5 million shares of common stock of the Company were issued to Omar Jimenez, the Company’s Chief Financial Officer, Chief Operating Officer and President, as founders’ shares for the incorporation of the Company.

On July 31, 2020, 100,000 shares of common stock of the Company were issued to Omar Jimenez, the Company’s Chief Financial Officer, Chief Operating Officer and President as compensation. The shares were valued at $100,000 based on the stock price in the Company’s active Regulation Crowdfunding offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

From May 5, 2020 through November 5, 2020, the Company raised $959,539 (gross $1,069,931 less costs of $110,392) and issued 1,168,355 shares of common stock through the StartEngine Capital, LLC platform under Regulation Crowdfunding (Reg CF) composed of 1,145,446 shares of common stock to Reg CF investors and 22,909 shares of common stock to brokers as compensation. The funds raised will be used by the Company for working capital and research and development in progress.

From June 4, 2021 through June 30, 2021, the Company raised $225,685 (gross $242,085 less costs of $16,400) and issued 130,755 shares of common stock through the StartEngine Capital, LLC platform under Regulation A (Reg A) composed of 128,191 shares of common stock to Reg A investors and 2,564 shares of common stock to brokers as compensation. The funds raised will be used by the Company for working capital and research and development in progress.

On June 30, 2021, 35,000 shares of common stock of the Company were issued to Alberto Francisco Araujo, the Company’s Chairman and Chief Executive Officer, as compensation. The shares were valued at $70,000 based on the stock price in the Company’s active Regulation A offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

On June 30, 2021, 35,000 shares of common stock of the Company were issued to Omar Jimenez, the Company’s Chief Financial Officer, Chief Operating Officer and President as compensation. The shares were valued at $70,000 based on the stock price in the Company’s active Regulation A offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

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Note 6 – Commitments and Contingencies

Lease

Our executive, administrative and operating offices are primarily located in Miramar, Florida at 3350 SW 139 Ave., Miramar, Florida 33027. There is no rent expense is associated with the Miramar, Florida office location.

Severance

The Company is committed to pay three to six months’ severance in the case of termination or death to certain key officers.

Legal Matters

The Company is not involved in litigation, other legal claims or proceedings involving matters associated with or incidental to our business, including, among other things, matters involving breach of contract claims, intellectual property, employment issues, and other related claims and vendor matters.

Payroll Taxes

The Company may have potential payroll tax liabilities due to payments for compensation where wages were not reported and taxed.

Note 7 – Related Party Transactions

The Company paid $130,000 ($70,000 in shares of the Company’s common stock, see Note 5 – Stockholders’ Equity) and $5,000 of consulting fees to a company controlled by its CEO for services rendered to the Company for the six months ended June 30, 2021 and 2020, respectively. The Company paid $120,000 ($70,000 in shares of the Company’s common stock, see Note 5 – Stockholders’ Equity) and $0 of consulting fees to a company controlled by its CFO / COO for services rendered to the Company for the six months ended June 30, 2021 and 2020, respectively. These costs are included in operating expenses in the statements of operations.

The Company also paid various expenses of its CEO totaling $837 and $15,125 during the six months ended June 30, 2021 and 2020, respectively, which the Company approved as the CEO’s compensation for services rendered for those years. These costs are included in operating expenses in the statements of operations.

On April 21, 2020 29,851 shares of the Company’s common stock were issued to Alberto Araujo, Chief Executive Officer and Chairman, for the assignment of the patents to Alfadan representing $10,220 of Patent asset and $19,661 as CEO’s compensation.

On July 31, 2020, 100,000 shares of common stock of the Company were issued to Omar Jimenez, the Company’s CFO / COO as compensation in the amount of $100,000. These costs are included in operating expenses in the statements of operations.

During the year ended December 31, 2020, the Company paid website design and development costs totaling $12,300 to Twyne Designs LLC which is owned by a relative of the CEO of the Company. These costs are included in website development costs in the balance sheets.

On June 30, 2021, 35,000 shares of common stock of the Company were issued to Alberto Francisco Araujo, the Company’s Chairman and Chief Executive Officer, as compensation. The shares were valued at $70,000 based on the stock price in the Company’s active Regulation A offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

On June 30, 2021, 35,000 shares of common stock of the Company were issued to Omar Jimenez, the Company’s Chief Financial Officer, Chief Operating Officer and President as compensation. The shares were valued at $70,000 based on the stock price in the Company’s active Regulation A offering at the time of the issuance of and expensed as officer’s compensation included in salaries and wages.

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Note 8 – Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date and has identified the following activities:

Subscriptions Receivable

Through September 11, 2021, StartEngine Crowdfunding, Inc. (“StartEngine”), disbursed $201,618 of shareholders subscriptions to the Company related to Regulation A. Gross disbursement amounted to $314,420 which was reduced by (i) $50,000 for StartEngine for marketing fees, (ii) $49,141 for StartEngine fees and (iii) $18,205 of reserves. As of June 30, 2021 StartEngine, owed the Company $114,676 in funds through their platform for shareholders subscriptions (subscriptions receivable) that were being processed. From January 1, 2021 through June 30, 2021, no fees were paid to fund Phase 1 of the work under our MSA and SOW with MAHLE Powertrain from either Regulation CF or Regulation A funds. From July 1, 2021 through September 11, 2021, $150,000 were paid to fund Phase 1 of the work under our MSA and SOW with MAHLE Powertrain from Regulation A funds.

Management’s Evaluation

Management has evaluated subsequent events through September 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

2.1a.	Articles of Incorporation*

2.1.b.	Amended Articles of Incorporation*

2.2	Bylaws*

4	Form of subscription agreement*

6.1	Master Services Agreement (April 27, 2020)*

6.2	Statement of Work (April 27, 2020)*

8	Prime Trust, LLC Escrow Agreement*

* Filed as an exhibit to the Alfadan, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11494) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1809660/000147793221002943/0001477932-21-002943-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miramar, State of Florida, on September 15, 2021. This 1-SA has been signed by the following persons in the capacities and on the dates indicated.

Alfadan, Inc.

	By	/s/ Albert Francisco Araujo
Albert Francisco Araujo, CEO Alfadan, Inc. Date: September 15, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 15, 2021	By:	/s/ Albert Francisco Araujo
Albert Francisco Araujo
Chief Executive Officer and Director

September 15, 2021	By:	/s/ Omar Jimenez
Omar Jimenez
Chief Financial Officer, Chief Officer of Operations and Director

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